Exhibit 99.1

Canterbury Park Holding Corporation Reports 2015 Financial Results

SHAKOPEE, Minn.--(BUSINESS WIRE)--March 29, 2016--Canterbury Park Holding Corporation (NASDAQ:CPHC) today announced financial results for its fourth quarter and year ended December 31, 2015, and also reported on business developments during and following 2015 and the Company’s upcoming Annual Shareholders Meeting.

Results for the Year Ended December 31, 2015

The Company’s net revenues in 2015 were $52.3 million, a 7.8% increase compared to 2014 net revenues of $48.5 million. The $3.8 million increase over 2014 reflects increases of $1.9 million in Card Casino revenues, $978,000 in Food and Beverage revenues, and $980,000 in Other Revenues. Partially offsetting these increases was a $171,000 decline in Pari-mutuel revenues.

Operating expenses in 2015 were $47.6 million compared to $44.4 million in 2014. This 7.4% increase is primarily attributable to increased salaries and other operating expenses needed to support our increased revenue levels and business development initiatives, as well as a $462,000 decrease in gain from insurance proceeds. The increases were partially offset by a $659,000 gain on sale of land and a $347,000 gain on disposal of our Shakopee Valley RV Park property and equipment.

The Company’s net income increased 13% to $2,727,000, or $0.64 per diluted share, in 2015 compared to net income of $2,411,000, or $0.57 per diluted share, in 2014.

For the twelve months ended December 31, 2015 compared to the same period in 2014, earnings before interest, taxes, depreciation and amortization (“EBITDA”) increased to $6.9 million from $6.2 million. Our Adjusted EBITDA, which excludes gain on disposal of assets, gain on sale of land and gains on insurance recoveries, was $5.4 million in 2015 compared to $5.3 million in 2014.

Results for the Quarter Ended December 31, 2015

The Company’s net revenues in the fourth quarter were $10,802,000, a 5.2% increase from net revenues of $10,264,000 during the same period in 2014, reflecting an increase in Card Casino revenues of 4.8%, an increase in Food and Beverage revenues of 15.9% offset by a decrease in Pari-mutuel revenues of 7.2%. 2015 fourth quarter net income was $954,000 or $.22 per share, an increase of 1.6% over fourth quarter net income of $939,000, or $.22 per share in 2014.

Additional Financial Information

Further financial information for the fourth quarter and year ended December 31, 2015 is presented in the accompanying table, and additional information will be provided in the Company’s Form 10-K Report that will be filed on March 30, 2016 with the Securities and Exchange Commission.

Management Comments

Mr. Randy Sampson, Canterbury Park’s President and Chief Executive Officer, commented: “We are pleased with the strong increases in revenue and net income in 2015 over the prior year, primarily due to solid growth in our Card Casino and Food and Beverage operations. We are also pleased with our progress in 2015 to build a foundation for future growth in revenue and profitability.

“One element of our plan for revenue and profit growth includes increasing our catering and events business. In addition to having a full year of operation of our Expo Center, which hosted its first event in September of 2014, in May we reopened the remodeled 8,000 square foot area now called the ‘Triple Crown Club.’ This improvement gives us more capacity and flexibility to host a wide variety of banquets and events in an upscale atmosphere.

“During 2015 we also made progress in planning and preparing for the development of our underutilized land for potential uses such as multifamily housing, business park, as well as retail and entertainment including restaurant and hotel opportunities. This effort has resulted in several transactions supportive of our development plan. In October 2015 we completed the sale of approximately six acres on the south side of our property for $1.43 million to the Minnesota Municipal Power Agency. In December 2015, the Company entered into an agreement to acquire approximately 32 acres of land immediately southwest of the Racetrack for approximately $4.9 million. Finally, I am pleased to announce that we have finalized a purchase agreement to sell 23.8 acres on the north side of our property to United Properties for approximately $4.3 million. The location of this parcel makes it most suitable for development as a business park, and we are excited to be working with United Properties on this project. The sale will generate cash that can be used in our development activities and the closing of the transaction in the second quarter will complete a 1031 exchange that allows us to defer taxes on the gain from the sale.”

Mr. Sampson next stated: “In October 2015 we announced we would be seeking shareholder approval for the proposed reorganization of our business structure to facilitate development of our underutilized land (the “Reorganization”). The Company’s Board of Directors subsequently decided, for several business reasons, to postpone shareholder consideration of the Reorganization until the Company’s 2016 Annual Meeting. The Reorganization remains a key element to our future development of the Company’s underutilized land, because it will create the legal framework that will enable the Company to separate its regulated gaming businesses from its real estate development activities. In early April we expect to make necessary filings with the Securities and Exchange Commission that will enable us to include the proposed Reorganization on our Annual Shareholders Meeting agenda.”

Mr. Sampson concluded: “As we pursue new business opportunities, we remain committed to our core businesses and will remain focused on providing our guests with premier gaming, entertainment and event experiences. With our healthy cash position, positive cash flow and competitive live racing purse funds provided by our Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community, we believe we are well positioned to continue to profitably grow revenues in our core operations, while at the same time making strategic investments that will diversify and strengthen our business and enhance shareholder value.”

Annual Shareholders Meeting

The Company also announced that its 2016 Annual Meeting of Shareholders will be held on Thursday, June 9, 2016 at 4 p.m., at the Racetrack in Shakopee, Minnesota. The date of record for shareholders entitled to vote at the Annual Meeting is April 13, 2016.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, both of which are a non-GAAP measures. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance, or cash flows from operating activities as a measure of liquidity. EBITDA has been presented as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Moreover, other companies that provide EBITDA information may calculate EBITDA differently than we do. Adjusted EBITDA represents our earnings before interest income, income tax expense, depreciation and amortization and gain from disposal of assets, gain on sale of land, and gain from insurance recoveries.

About Canterbury Park

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack, Minnesota’s only thoroughbred and quarter horse racing facility. The Company’s 69-day 2016 live race meet begins on May 20 and ends September 17. In addition, Canterbury Park’s Card Casino hosts card games 24 hours a day, seven days a week, offering both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its facility in Shakopee, Minnesota. For more information about the Company, please visit us at www.canterburypark.com.

Important Information Regarding Information to be filed with the SEC

The Company intends to file a Registration Statement on Form S-4 and a preliminary Proxy Statement with the Securities and Exchange Commission with respect to the Reorganization described above. The Company will make a copy of the definitive Proxy Statement available through our website when it is available, and will transit to all our shareholders information how to access this definitive Proxy Statement. The Company will file other relevant materials with the SEC. The Proxy Statement and other relevant materials will contain important information about Reorganization. Shareholders are urged to read the Proxy Statement and the other relevant materials carefully when they become available before deciding how to vote on the Reorganization.

Investors and shareholder may obtain free copies of the Proxy Statement and relevant other documents filed with the SEC by the Company through the EDGAR website maintained by the SEC at www.sec.gov. In addition, shareholders may obtain free copies of the Proxy Statement and the other relevant documents filed by the Company with the SEC by contacting David C. Hansen, Secretary, Canterbury Park Holding Corporation Dhansen@canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For such forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that such forward-looking statements are subject to risks and uncertainties which could affect our actual results, and cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: material fluctuations in attendance at the Racetrack, material changes in the level of wagering by patrons, decline in interest in the unbanked card games offered in the Card Casino, competition from other venues offering unbanked card games or other forms of wagering, competition from other sports and entertainment options, increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; legislative and regulatory decisions and changes; the general health of the gaming sector; and other factors that are beyond our ability to control or predict.

NOTE: Financial summary on following page.

CANTERBURY PARK HOLDING CORPORATION’S
SUMMARY OF OPERATING RESULTS

	(Unaudited)
	Three Months	Three Months	Twelve Months	Twelve Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014

Net Operating Revenues	$10,802,370	$10,263,711	$52,263,003	$48,469,837

Operating Expenses	($9,207,288)	($8,673,352)	($47,649,186)	($44,369,912)

Income from Operations	$1,595,082	$1,590,359	$4,613,867	$4,099,925
Non-Operating Revenues, net	$1,151	$414	$2,804	$2,407

Income Tax Expense	($642,601)	($651,865)	($1,889,649)	($1,691,177)

Net Income	$953,673	$938,908	$2,727,022	$2,411,155

Basic Net Income Per Common Share	$0.22	$0.22	$0.65	$0.58

Diluted Net Income Per Common Share	$0.22	$0.22	$0.64	$0.57

RECONCILIATION OF NET INCOME TO Adjusted EBITDA

	(Unaudited)
	Year Ended	Year Ended
	Dec. 31,	Dec. 31,
	2015	2014

Net income	$2,727,022	$2,411,155

Interest income, net of interest expense	(2,804)	(2,407)

Income tax expense	1,889,649	1,691,177

Depreciation	2,297,613	2,137,778

EBITDA	$6,911,480	$6,237,703

Gain on disposal of assets	(347,348)	0
Gain on sale of land	(659,562)	0
Gain on Insurance Recoveries	(495,465)	(957,597)

Adjusted EBITDA	$5,409,105	$5,280,106

CONTACT:
Canterbury Park Holding Corporation
Randy Sampson, 952-445-7223